Investment Policy Changes

The Funds board approved modifications to its investment policies as a result of a new rule promulgated by the Securities and Exchange Commission. This rule generally requires a fund with a name suggesting that it focuses on a particular type of investment e.g., a fund calling itself ABC Stock Fund, the XYZ Bond Fund, or the QRS U.S. Government Fund to invest at least 80% of its net assets plus the amount of any borrowing for investment purposes in the type of investment suggested by its name. The changes to the funds investment policies took effect on April 8, 2002. These changes are not expected to materially affect portfolio management.

Revised Policies

Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities issued by financial services companies. The fund may invest up to 20% of its net assets in equity securities issued by companies outside the financial services industries and in investment grade bonds of all issuers. The fund will interpret these policies as if the following phrase appeared immediately after the words net assets in both sentences above plus the amount of any borrowing for investment purposes.

The fund has adopted these policies as non-fundamental policies.
This means that these investment policies may be changed by the funds board without shareholder approval. However, the fund has also adopted a policy to provide its shareholders with at least 60 days prior written notice of any change to its 80% investment policy.


UBS Financial Services Fund Inc.